Stahl & Zelmanovitz
747 Third Avenue — Suite 33B	Phone: (212) 826-6435
New York, New York 10017	Fax: (212) 826-6402

August 21, 2007
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549-7010

Attention:	H. Roger Schwall,
Assistant Director

Re:	NGAS Resources, Inc.
Registration Statement on Form S-3, File No. 333-144417;
Form 10-K for the year ended December 31, 2006, File No. 0-12185
Ladies and Gentlemen:
     This correspondence is provided on behalf of NGAS Resources, Inc. (the “Company”) in response to the staff’s comment letter dated August 3, 2007 (the “Comment Letter”) from its review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “Report”). The following responses are keyed to the numbered paragraphs in the Comment Letter. They include proposed responsive amendments to the Report, marked to show changes from the Report, for subsequent filing on Form 10-K/A (the “10-K/A”).
General
          1. The Company understands that all the points raised in the Comment Letter and any subsequent review comments must be resolved in the 10-K/A before a request will be considered for accelerated effectiveness of the Registration Statement on Form S-3 filed by the Company on July 9, 2007 (the “Registration Statement”). To the extent that responsive disclosure in the 10-K/A affects the disclosure in the Registration Statement, the Company will file a conforming pre-effective amendment to the Registration Statement on Form S-3/A (the “S-3/A”). In response to oral comments from the staff, the S-3/A will also reflect the Company’s election to limit the securities issuable upon exercise of any warrants sold under the Registration Statement to its common shares.
Form 10-K for the Year Ended December 31, 2006
Business – Drilling Programs, page 5
          2. (a) The Company accounts for contributions from investors in sponsored drilling programs based on their joint venture structure, which falls within the framework of paragraph 47(e) of SFAS 19. To clarify the nature of this structure, we propose to expand the disclosure in the first paragraph under the caption “Drilling Programs” in the 10-K/A as follows:

Securities and Exchange Commission
Division of Corporation Finance
August 21, 2007

     Drilling Program Structure. Most of our drilling operations are conducted through sponsored programs structured to share development costs, risks and returns on repeatable prospects and optimize tax advantages for private investors. To develop exploratory prospects with higher risk profiles, we generally rely on smaller, specialized drilling programs with strategic and industry partners or other suitable investors. Under our drilling program structure, proceeds from the private placement of interests in each investment partnership are contributed to a separate joint venture or “program” that we form with that partnership to conduct operations. Upon formation, we assign to the program all of our working interest in specified prospects to be drilled on its behalf, and we enter into a drilling and operating agreement with the program for the wells to be drilled on those prospects. Historically, we have conducted program operations under turnkey drilling contracts, requiring us to drill and complete the wells on assigned prospects at specified prices. We were responsible under these turnkey arrangements for any drilling and completion costs exceeding the contract price, and we were entitled to any surplus if the contract price exceeded our costs. In view of increased demand and price volatility for drilling services and equipment, we changed the structure of our drilling programs in 2006 to cost-plus pricing designed to share this exposure with our outside investors and stabilize our margins for contract drilling operations.
          (b) To clarify the conditional nature of program conversion rights and the Company’s accounting for this feature, we propose the following revisions to the disclosure on page 6 of the 10-K/A:
     Conversion Rights of Program Participants. The partnership agreements for most of our drilling programs organized between 2000 and 2005 provide program participants with the right to tender requests for us to purchase their program interests in exchange for our common shares. These rights are exercisable for 90 days at the end of the fifth through ninth years following the program’s organization ~~, to convert their program interests into our common shares at prevailing market prices~~. Any acquired ~~converted~~ program interests will be valued at their proportionate share of the program’s year-end oil and gas reserves, based on the standardized measure of discounted future net cash flows from those reserves, as reflected in the program’s year-end reserve report from independent petroleum engineers. Any common shares issued in consideration for tendered interests will be valued at prevailing market prices. ~~Each program participant’s annual conversion right is limited to 49% of his program interest~~. The conversion rights are subject to various conditions and are ~~in all programs are also~~ limited in any year to 19% of our common shares then outstanding. None of our program participants have exercised their conversion rights, and we do not consider these rights to affect the way we account for our interests in sponsored programs.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations — 2006 and 2005, page 18
          3. The Company proposes to expand its DD&A disclosure for 2006 as follows:
     Depreciation, depletion and amortization (DD&A) is recognized under the units-of-production method, based on the estimated proved developed reserves of the underlying oil and gas properties and on a straight-line basis over the useful life of other property and equipment. The increase in DD&A charges reflects substantial additions to our oil and gas properties, gas gathering systems and related equipment, including our acquisition of the NGAS Gathering transmission system for $18 million in March 2006. It also reflects a fourth quarter adjustment of $636,000 from an ~~to reflect a substantial~~ increase in our depletion rate for 2006 due to an unanticipated decline in natural gas prices at year end, which reduced our proved developed reserves for purposes of determining our depletion rate.

Securities and Exchange Commission
Division of Corporation Finance
August 21, 2007

Financial Statements
General
          4. Consolidated statements of comprehensive income have been omitted from the Report because the Company had no items of comprehensive income or loss for the year ended December 31, 2006 and nominal items in prior periods, when their disclosure was covered in the financial statement footnotes through reconciliations between items with different treatment under Canadian and U.S. GAAP. As indicated in Note 17(a) to the consolidated financial statements included in the Company’s annual report on form 10-K for the year ended December 31, 2005, these items accounted for a reduction of $63,627 in total shareholders’ equity, as reported under Canadian GAAP for both 2005 and 2004, to reflect accumulated other comprehensive loss under U.S. GAAP, and an increase of $18,484 in net income for 2004, as reported under Canadian GAAP, for other comprehensive income under U.S. GAAP. The Company proposes to address these points by adding the following disclosure under Note 1 to the consolidated financial statements in the 10-K/A:
     (o) Comprehensive Income and Loss. We had no items of comprehensive income or loss for the year ended December 31, 2006 and have not included statements of comprehensive income (loss) in the accompanying consolidated financial statements. For each of the years ended December 31, 2005 and 2004, total shareholders’ equity reported under Canadian GAAP would be reduced under U.S. GAAP by $63,627 for accumulated other comprehensive loss, and net income reported under Canadian GAAP for the year ended December 31, 2004 would be increased by $18,484 for other comprehensive income under U.S. GAAP.
Note 1 – Summary of Significant Accounting Policies
(a) General, page F–9
          5. As noted in the Company’s last two proxy statements, its consolidating financial statements at the U.S. operating company level have been prepared under U.S. GAAP and audited for each year from 1998 through 2005 by Hall, Kistler & Company LLP (“Hall Kistler”), its current U.S. auditors. However, Hall Kistler was not engaged for any audit cycles prior to 2006 at the holding company level. The Company has provided detailed prior disclosure about the effects of its transition from Canadian to U.S. GAAP on its consolidated financial statements for prior periods, which it does not consider material. Accordingly, we believe continued reliance on the prior period presentation, audits and related reports by Kraft Berger LLP (“Kraft Berger”) under Canadian GAAP, which are required for those periods under British Columbia law, remains appropriate. To clarify the effects of the Company’s transition from Canadian to U.S. GAAP, in addition to the disclosure proposed in response to Item 4 of the Comment Letter, we propose to revise the disclosure in Note 1(a) to the consolidated financial statements to be included in the 10-K/A as follows:
     (a) General. The accompanying consolidated financial statements of NGAS Resources, Inc. (NGAS) for the year ended December 31, 2006 have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP ). All of our oil and gas operations are conducted within the continental United States, and all amounts reported in the consolidated financial statements are stated in U.S. dollars. NGAS is organized under the laws of British Columbia, and we previously prepared our financial statements, including the accompanying consolidated financial statements for the years ended December 31, 2005 and 2004, in accordance with accounting principles

Securities and Exchange Commission
Division of Corporation Finance
August 21, 2007

generally accepted in Canada (Canadian GAAP). The laws of British Columbia were ~~recently~~ changed during 2005 to permit publicly held U.S. reporting companies organized in that jurisdiction to elect U.S. GAAP and engage U.S. auditors. We made this election at the beginning of 2006. Our adoption of U.S. GAAP did not have a material effect on our reported financial condition or results for prior periods and did not require us to restate any previously issued financial statements, which included reconciliations between items with different treatment under Canadian and U.S. GAAP.
(i) Goodwill, page F–9
          6. The Company’s impairment determinations on its reported goodwill have been made in accordance with SFAS 142. To clarify the description of this process, Note 1(i) to the consolidated financial statements in the 10-K/A will be revised as follows:
     (i) Goodwill. Goodwill is tested for impairment at least annually and more frequently if indicated under SFAS No. 142, Goodwill and Other Intangible Assets. See Note 6 – Goodwill. Under these procedures, ~~if~~ the fair value of goodwill or other reporting unit is compared with its carrying amount. If the carrying amount exceeds ~~less than~~ its fair ~~carrying~~ value, an impairment test must be performed to compare the implied fair value of the reporting unit goodwill ~~must be compared~~ with its carrying amount ~~value~~ to determine any ~~possible~~ impairment loss.
Note 4 – Loans to Related Parties, page F–13
     7. The Company proposes to clarify the description of its related party loans in Note 4 to the consolidated financial statements in the 10-K/A as follows:
     Note 4. Loans to Related Parties
     We extended ~~L~~loans to several of our ~~related parties represent loans receivable from certain~~ shareholders and officers prior to 2003. The loans to shareholders are collateralized by their ownership interests in our drilling programs and are repayable ~~monthly~~ from their share of program production revenues for periods ranging from five to ten years, with a balloon payment at maturity. These loans ~~receivable from shareholders~~ aggregated $93,148 at December 31, 2006 and $119,183 at December 31, 2005. They bear interest at 6% per annum ~~and are collateralized by the related parties’ ownership interest in our drilling programs~~. The loans receivable from officers totaled $171,429 at December 31, 2006 and 2005. These loans are non-interest bearing and unsecured.
Note 15 – Segment Information, page F–20
          8. The Company has conducted a comprehensive evaluation to reassess its operating segment identification, description and reporting under SFAS 131. Historically, the Company has disclosed two reportable operating segments, one for its oil and gas development activities and a separate segment for corporate activities. The corporate segment classification evolved from the Company’s organizational structure following the acquisition of its U.S. operating subsidiary, which resulted in the maintenance of separate books of account at the holding company and operating company levels. Based on the objectives and principles of SFAS 131, including the guidance under paragraph 11, the Company understands that its corporate segment classification is inappropriate and proposes to delete the corporate sector description and tabular disclosure from Note 15 in the 10-K/A.

Securities and Exchange Commission
Division of Corporation Finance
August 21, 2007

     In evaluating segment reporting obligations for its oil and gas activities, the Company considered the underlying policy of SFAS 131 to provide discreet information about different types of business activities in which an enterprise is engaged and different economic environments in which similar activities may be conducted. The Company also considered the overall objectives of SFAS 131 to help users of financial statements make more informed judgments about the enterprise as a whole by providing financial information used internally to measure the performance of each operating segment and to allocate resources among them.
     In applying the definitional criteria for segmentation of business activities under paragraph 10 of SFAS 131, the Company recognizes that its business meets two of the three tests, since it generates discreet revenues streams from contract drilling, oil and gas production and gas gathering activities, and discreet financial information is available for each of these components. However, based on its integrated business strategy and its organizational structure for implementing that strategy, these components fail to meet the definitional standards for separately reportable operating segments under subparagraph 10(b) of SFAS 131.
     The Company’s business strategy is focused on developing unconventional natural gas basins in the eastern United States that support multiple, repeatable drilling. Its operations are geographically concentrated in the southern portion of the Appalachian basin. The Company generates its own geological prospects in this region and controls the production and gas gathering infrastructure to provide deliverability for the wells it drills on operated properties directly from the wellhead to interstate pipelines.
     The operating results that are regularly reviewed by the Company’s senior management to make decisions about resource allocations and performance assessments reflect this integrated business strategy for developing its oil and gas properties. The Company follows a disciplined capital allocation process in the selection of drilling locations and the timing of drilling initiatives. Selection criteria are based on a variety of geologic considerations, including updated review of the latest geological and geophysical data from ongoing drilling initiatives, and may also include spacing requirements on available sites, timely approval of permits by state agencies, infrastructure considerations and various other strategic and logistical factors.
     When a decision is made to drill a well on a particular prospect, the decision-making process includes all resource allocations for infrastructure additions to the Company’s field-wide gathering facilities required to connect and to produce the well to sales. These activities are entirely interdependent, representing three integral stages of a single process. There are no separate operating managers who are directly accountable to senior management for any of these activities and no other basis for identifying them as reportable operating segments in accordance with paragraphs 10 through 15 of SFAS 131. Accordingly, the Company does not consider the aggregation tests under paragraph 17 of SFAS or the quantitative thresholds under paragraph 18 of SFAS to be relevant to its oil and gas segment reporting.
     Based on these considerations, although the Company will reassess its operating segment identification and reporting under SFAS 131 if warranted by changes in its decision-marking process or business model, it proposes to reflect its current determination with the following responsive disclosure in Note 15 to the consolidated financial statements included in the 10-K/A:

Securities and Exchange Commission
Division of Corporation Finance
August 21, 2007

     Note 15. Segment Information
     We have a single ~~two~~ reportable operating segment~~s~~ for our oil and gas business based on the integrated way we are organized by management in making operating decisions and assessing performance. Although our financial reporting reflects our separate revenue streams from drilling, production and transmission activities and the direct expenses for each component, we do not consider the components as discreet operating segments under SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. ~~our management responsibility and key business operations. The summary of significant accounting policies in Note 1 applies to both reported segments. The following table presents summarized financial information for our business segments during each of the years presented in the consolidated financial statements.~~
Exhibit 23.2
          9. Consistent with our response to Item 5 of the Comment Letter, an updated consent from the Company’s auditor for prior periods under Canadian GAAP for filing with the 10-K/A will be revised as follows:
     We consent to the incorporation by reference in the registration statements on Form S-3 (Registration Nos. 333-130911, 333-125053, 333-120289, 333-119672, 333-115111, 333-111879, 333-108899, 333-106219 and 333-46106) and registration statements on Form S-8 (Registration Nos. 333-119819, 333-114740, 333-114187, 333-104086 and 333-83922) of NGAS Resources, Inc. of our report dated March 12~~6~~, 2007~~6~~, relating to the consolidated financial statements of NGAS Resources, Inc., which report appears in the Annual Report of NGAS Resources, Inc. on Form 10-K for the year ended December 31, 2006~~5~~.
Exhibits 31.1 and 31.2
          10. Each of the officer’s certifications under Exchange Act Rule 13a-14(a) to be included in the 10-K/A will be revised to eliminate their corporate title at the beginning of their certification.
Engineering Comments
General
          11. By copy of this letter, the Company has provided Garrett Johnston with a CD-R disk containing its reserve report as of December 31, 2006 (the “Reserve Report”), prepared by Wright & Company, Inc., independent petroleum consultants. Subject to the conditions of Rule 4l8 under the Securities Act of 1933, the Company is requesting the return of the Reserve Report upon completion of the staff’s review. A stamped return envelope has been provided with those supplemental materials for that purpose.
Business
Strategy, Page 1
          12. The Company proposes several responsive revisions in the 10-K/A to address the three points raised in Item 12 of the Comment Letter. For clarity, we propose to delete the reference to the reserve life index in the first paragraph under the caption “Strategy” and address all associated issues in the 10-K/A

Securities and Exchange Commission
Division of Corporation Finance
August 21, 2007

by expanding the existing disclosure under the caption “Producing Activities” on the bottom of page 6 of the Report as follows:
     Production Profile. Most of our Appalachian wells share a relatively predictable production profile, producing high quality natural gas at low pressures from several pay zones. Wells in this region generally demonstrate moderate annual production declines throughout their economic life, which may continue for 25 years or more without significant remedial work or the use of secondary recovery techniques. As of December 31, 2006, the reserve life index of our estimated proved reserves, representing the ratio of reserves to annual production, was over 32 years overall and approximately 11.5 years for our proved developed producing reserves, based on annualized fourth quarter production, which is consistent with the average production levels and decline rates used in estimating our year-end reserves. As our producing reserves are depleted, production from these wells will decline over time at various rates, depending on reservoir characteristics and field operating conditions. Approximately 58% of our total estimated proved reserves at December 31, 2006 were undeveloped. Based on prevailing economic and operating conditions, we expect to begin recovery of all proved undeveloped reserves through our drilling initiatives over the next three years. See Risk Factors – Depletion of Oil and Gas Reserves and – Uncertainties in Timing and Costs of Implementing Drilling Schedule.
Strategy – Repeatable Drilling, page 2
          13. The Company proposes the following responsive revisions in the 10-K/A to balance its success rate disclosure:
•	Repeatable Drilling. As of December 31, 2006, we had interests in a total of 1,010 wells. Most of our wells are drilled to relatively shallow total depths up to 5,000 feet, generally encountering several predictable natural gas pay zones. We focus on repeatable prospects to reduce drilling risks, as reflected in our success rate. Historically, over 99% of our Appalachian development wells have been completed as producers. The primary pay zone for most of these wells is the Devonian shale formation. This is considered an unconventional target due to its low permeability, and natural fracturing is often enhanced by effective acidizing or other treatments. ~~While t~~This typically results in modest initial volumes and pressures, but it also accounts for the low annual decline rates demonstrated by our wells in the region. While most of our wells have a relatively short production history and have not reached economic payout, many ~~of which~~ are expected to produce for 25 years or more, providing substantial upside to the long term value proposition of our business strategy.
Producing Activities
Average Sales Prices and Lifting Costs, page 7
          14. The Company will expand its disclosure of production costs in the 10-K/A by adding a separate line item for average transmission and compression costs per Mcfe and correcting its previously reported lifting costs per Mcfe for the years ended December 31, 2005 and 2004, which inadvertently omitted severance and other production taxes from the tabular computations. By copy of this letter, the Company has provided Garrett Johnston with a supplemental schedule of these computations for all reported periods. Consistent with those computations, the tabular disclosure of these items will be revised in the 10-K/A as follows:
     The following table shows the average sales prices ~~and lifting costs~~ for our oil and gas production during the last three years, along with our ~~A~~average ~~sales prices for our natural gas do not reflect certain transportation charges for some of our production during the reported periods. During 2006, these~~

Securities and Exchange Commission
Division of Corporation Finance
August 21, 2007

~~transportation charges ranged from approximately $0.29 to $0.62 per Dth.~~ lifting costs and transmission and compression costs for each of the reported periods.
      Average Sales Prices and Production~~Lifting~~ Costs :

	Year Ended December 31,
	2006	2005	2004
Average sales price:
Natural gas (per Mcf)	$8.23	$9.02	$6.70
Oil (per Bbl)	59.60	48.36	35.99

Lifting costs (per Mcfe)	1.05	1.10	0.81

Transmission and compression costs (per Mcfe)	0.84	0.70	0.46

Risk Factors
Depletion of Oil and Gas Reserves, page 11
          15. The average decline rate for the Company’s proved producing reserves in its Leatherwood field is based on a short production history but is consistent with the declines rates for other properties in this portion of the Appalachian basin. The Company proposes the following responsive revisions to its risk factor disclosure in the 10-K/A to address depletion related risks:
     Depletion of Oil and Gas Reserves
     Unless we continue to acquire additional properties with proved reserves and expand our reserves through successful exploration and development activities, our reserves will decline as they are produced. Although the production history for most of our Appalachian wells is substantially less than the average reserve life for mature wells in the region, estimates of our proved producing reserves as of December 31, 2006 were based on historical production profiles for the region. This resulted in a projected decline rate of approximately 18.5% for 2007, decreasing hyberbolically to 5.4% in 2021. The actual performance of our wells could differ materially from these estimates. The depletion of our reserves, whether at anticipated rates or otherwise, will ~~This, in turn, would~~ reduce cash flow for future growth as well as the assets available to secure financing ~~for~~ to develop and replace our existing reserves~~part of our capital expenditures~~.
          16. The Company proposes to add the following risk factor paragraphs to the 10-K/A, some of which are based on additional risk factor disclosure included in the Registration Statement:
     Uncertainties in Estimating Reserves
          There are many uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way. The accuracy of any reserve estimate is dependent on the quality of available data and is subject to engineering and geological interpretation and judgment. Results of our drilling, testing and production after the date of our estimates may require future revisions of the estimates. As a result, our reserve estimates may materially exceed the quantities of oil and gas that are ultimately recovered.
     Uncertainties in Recovering Undeveloped Reserves
     As of December 31, 2006, approximately 58% of our estimated proved reserves were undeveloped, and 73% of our reserves from Leatherwood, our largest field, were undeveloped. The

Securities and Exchange Commission
Division of Corporation Finance
August 21, 2007

ultimate recovery of our undeveloped reserves is uncertain. Recovering these reserves will require significant capital expenditures and successful drilling operations. Our reserve estimates assume that we will be able to make the capital expenditures needed to develop these reserves, and we may not have the capital or financing we need for their development. These estimates also assume the continuation of existing economic conditions, including the costs associated with reserve development, which may not be accurate over time. In addition, our development of these reserves may not occur as scheduled. Any of these factors could cause our actual results from future development initiatives to differ materially from the anticipated results reflected in our reserve estimates.
     Uncertainties in Timing and Cost for Implementing Drilling Schedule
     Based on prevailing economic and operating conditions, we expect to begin recovery of the proved undeveloped reserves included in our reserve estimates at the end of 2006 through our drilling initiatives over the next three years. The implementation of our development schedule for recovering these reserves is a significant part of our growth strategy. Our ability to execute this strategy is subject to a number of uncertainties, including the availability of capital, seasonal conditions, regulatory approvals, commodity prices, development costs and drilling results. Due to heightened industry demands, well service providers and equipment are in short supply. This has resulted in escalating prices for these resources. The supply imbalance may also cause delays in drilling operations and the possibility of poor services, with the potential for damage to downhole reservoirs and accidents from the overuse of equipment and the inexperience of field personnel. Because of these uncertainties, we may be unable to drill and produce our identified drilling locations or alternative prospects on schedule or on budget, and our actual results from these initiatives may differ materially from our expectations, which could adversely affect all aspects of our business.
     Operations Hazards Could Result in Accidents and Liabilities.
     Our drilling, production, gathering and transmission operations involve many operating hazards and a high degree of risk. They include the risk of fire, explosions, blowouts, craterings, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as gas leaks, ruptures and release of contaminated water. Any of these hazards could result in personal injury, property and environmental damage, clean-up responsibilities and other regulatory penalties.
Properties
Proved Oil and Gas Reserves, page 11
          17. The definition of proved reserves in Rule 4-10(a) of Regulation S-X will be added to the in the paragraph captioned “General” in the 10-K/A as follows:
     General. This report includes estimates of our proved oil and gas reserves and future net cash flows from those reserves as of December 31, 2006, 2005 and 2004. The reserves were estimated Wright & Company, Inc., independent petroleum engineers (Wright & Co.), in accordance with regulations of the Securities and Exchange Commission (SEC)~~,~~. Under those regulations, proved reserves are limited to estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, using ~~market or contract~~ prices and costs at the end of each reported period. These prices and costs are ~~were~~ held constant over the estimated life of the reserves. The following reserve estimates should be read in conjunction with supplementary disclosure on our oil and gas development and producing activities and oil and gas reserve data included in the footnotes to our consolidated financial statements at the end of this report.

Securities and Exchange Commission
Division of Corporation Finance
August 21, 2007

Significant Fields, page 14
          18. The daily production gross production figures in the field descriptions will be expanded in the 10-K/A to provide the corresponding net production levels as follows:
Leatherwood:
As of year end, we had 193 wells in Leatherwood producing to sales through the NGAS Gathering system, with total daily gross and net production of 5,997 Mcf and 1,379 Mcf, respectively.
Arkoma–CDX:
At year end, we had 9 program wells online, with total daily gross and net CBM production of 3,119 Mcf and 362 Mcf, respectively, and the remaining wells were awaiting connection upon installation of production lines.
SME:
At year end, we had a total of 62 wells in Amvest and 64 wells in Martin’s Fork producing to sales, with daily gross and net production aggregating 3,016 Mcfe and 1,508 Mcfe, respectively.
Straight Creek:
A total of 162 wells in Straight Creek were producing to sales at year end, with daily gross and net production of 3,243 Mcf and 973 Mcf, respectively.
Kay Jay:
We had a total of 193 wells in Kay Jay producing to sales at year end, with daily gross and net gas production of 2,767 Mcf and 708 Mcf, respectively.
Fonde:
Our gathering facilities for Fonde wells are connected to a third-party pipeline system, and our production has historically been curtailed ~~limited~~ by pipeline capacity constraints, which limited our daily gross and net production to 642~~700~~ Mcf and 175 Mcf, respectively, at year end~~per day~~.
Supplementary Oil and Gas Reserve Information – Unaudited, page F-23
          19. The Company proposes to add the following explanation for reserve additions and revisions under the introductory paragraph in Note 20(b):
     (b) Estimated Oil and Gas Reserve Quantities. For each of the years presented in the consolidated financial statements, our ownership interests in estimated quantities of proved oil and gas reserves and changes in net proved reserves are summarized below. The reserve additions for each of the years presented in the table reflect results from our drilling initiatives, both development and exploratory, and revisions to previous estimates reflect new information derived from those initiatives. The reserve estimates were lowered at the end of 2004 to reflect production trends for wells brought on line during the

Securities and Exchange Commission
Division of Corporation Finance
August 21, 2007

year in Straight Creek, which produced minor amounts of oil with the gas production. Pending the completion of work to address the oil production and evaluation of those measures, the estimates were also lowered for Leatherwood, which has similar geological characteristics but was not brought on line until 2005. Revisions at the end of 2005 primarily reflect the relinquishment of several farmouts with previously recorded reserves and our limited production history in Leatherwood, where additions to our infrastructure enabled us to bring a backlog of unconnected wells on line sequentially during 2006, accounting for most of the upward revision at the end of 2006.
Standardized Measure of Discounted Future Net Cash Flows, page F-24
          20. The tabular disclosure of the standardized measure will be revised in the 10-K/A to break out the estimates of future production and development costs in separate line items as follows:

	Year Ended December 31,
	2006	2005	2004
Future cash inflows	$629,909	$925,705	$455,751
Future ~~production and~~ development costs	(136,850)	(86,250)	(59,989)

Future production costs	(170,401)	(122,916)	(62,886)

Future income tax expenses	(61,512)	(211,251)	(105,805)

Undiscounted future net cash flows	261,146	505,288	227,071
10% annual discount for estimated timing of cash flows	(179,813)	(297,640)	(134,704)

Standardized measure of discounted future net cash flows	$81,333	$207,648	$92,367

* * *
     If the revised disclosure is acceptable, Company will promptly file the proposed 10-K/A, with conforming disclosure in the S-3/A and all of its future periodic reports under the Exchange Act. In connection with this response, the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act, (b) comments from the staff of the Commission on changes to disclosures in response to staff comments shall not foreclose the Commission from taking any action with respect to those filings and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporation Finance
August 21, 2007

     We appreciate your consideration of these responses and look forward to receiving any further comments as promptly as practicable.
Yours very truly
/s/ Douglas Stahl

cc:	NGAS Resources, Inc.
Hall, Kistler & Company, LLP
Kraft Berger LLP
Wright & Company, Inc.
Garrett Johnston (with supplemental materials)